EXHIBIT 12.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31, 2014

(add 000, except ratio)

EARNINGS:
Earnings before income taxes*	$250,485
Gain from less than 50%-owned associated companies, net	(931)
Interest expense**	66,067
Portion of rents representative of an interest factor	15,739

Adjusted Earnings and Fixed Charges	$331,360

FIXED CHARGES:

Interest expense**	$66,067
Capitalized interest	8,033
Portion of rents representative of an interest factor	15,739

Total Fixed Charges	$89,839

Ratio of Earnings to Fixed Charges	3.69

*	Represents earnings from continuing operations plus/minus net (loss) earnings attributable to noncontrolling interests.
**	Interest expense excluded $266 for the interest expense component associated with uncertain tax provisions.